SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, October 15, 2024 –GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), one of the leading airlines in Brazil and part of the ABRA Group, announces that it has received Official Letter No. 673/2024-SLE, issued by the Superintendency of Listing and Issuer Oversight of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), on October 14, 2024 (“CVM Letter”), which is transcribed below:

“October 14, 2024

673/2024-SLE

Gol Linhas Aéreas Inteligentes S.A.

At. Eduardo Guardiano Leme Gotilla

Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sir,

In a news article published by Estadão Broadcast+ on 10/11/2024, under the headline 'Azul and Gol Want to Announce Merger Later This Year,' the following information, among others, was included:

• Azul and Gol have resumed talks for a merger, a topic that had been set aside amid Azul's negotiations with creditors;

• The airlines intend to announce the M&A later this year; and

• The government is aware.

We request clarifications regarding the highlighted items by 10/15/2024, confirming whether or not they are accurate, as well as any additional information deemed important.”

Regarding the aforementioned items, the Company clarifies that (i) as previously stated in the Market Announcements published on May 28, 2024 and July 9, 2024, the Abra Group informed the Company that it is in discussions with Azul to explore potential opportunities related to the Company; (ii) any agreement between Azul and the Abra Group would not be binding on the Company; and (iii) as disclosed in the Market Announcements published on March 7, 2024, May 28, 2024 and July 9, 2024, and the Material Fact published on May 27, 2024, the Company and its advisors intend to conduct a competitive process to evaluate exit financing proposals from the Chapter 11 procedure, as well as any viable and competitive alternative transactions, including opportunities presented by potential sources of equity and debt capital (“Transaction”).

The Company further clarifies that the competitive process mentioned above has not yet commenced, and no negotiations with any third parties with the intent of concluding a Transaction have been initiated by the Company.

The Company also clarifies that, after making the inquiries provided for under Article 4, Sole Paragraph, of CVM Resolution 44, it has no knowledge of any material fact or act related to the topics addressed in the Letter that has not already been previously disclosed to the market prior to this disclosure.

Notice to Market

About GOL Linhas Aéreas Inteligentes S.A

GOL is a leading domestic airline in Brazil and part of Abra Group. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and provides eighteen codeshares and interline agreements to its Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All,” GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies, and live TV; and the best frequent-flyer program, Smiles. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety. GOL’s #1 value and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer